Filed Pursuant to Rule 433
Registration Statement No. 333-186715

CSX Corporation

PRICING TERM SHEET

Dated October 17, 2013

$500,000,000 3.700% Notes due 2023

Issuer:	CSX Corporation

Ratings:	Baa2 / BBB

Security:	3.700% Notes due 2023

Size:	$500,000,000

Maturity Date:	November 1, 2023

Coupon:	3.700%

Interest Payment Dates:	May 1 and November 1, commencing May 1, 2014

Price to Public:	99.924%

Benchmark Treasury:	2.500% due August 15, 2023

Benchmark Treasury Yield:	2.579%

Spread to Benchmark Treasury:	+ 113 bps

Yield:	3.709%

Make-Whole Call:	T + 20 bps

Par Call:	Within three months prior to the maturity date

Expected Settlement Date:	October 22, 2013

CUSIP / ISIN:	126408 GZ0 / US126408GZ04

Joint Book-Running Managers:	Citigroup Global Markets Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Managers:	Credit Suisse Securities (USA) LLC UBS Securities LLC

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. PNC Capital Markets LLC The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll free at 1-866-718-1649.